AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (“Agreement”), dated as of October 29, 2012, by and between Big Time Acquisition, Inc., a Delaware corporation (“Big Time”), and Z Holdings Group, Inc., a Delaware corporation (“ZHLD”), together the (“Constituent Corporations”).

RECITALS:

WHEREAS ZHLD is a corporation organized and existing under the laws of the State of Delaware. ZHLD is a development stage company and deemed a blank check company.

The total number of shares of all classes of capital stock that the corporation has authority to issue is 1,250,000,000 shares, consisting of: 1,000,000,000 shares of Class A Common Stock, $0.000006 par value per share (“Class A Common Stock”), 200,000,000 shares of Class B Common Stock, $0.000006 par value per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and 50,000,000 shares of Preferred Stock, $0.000006 par value per share. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

There are approximately 99,765,275 shares of Class A Common Stock outstanding. ZHLD is a development stage company. ZHLD trades on the OTC Markets Group electronic quotation system on the OTC Pink tier. ZHLD is the stock symbol. The CUSIP Number for ZHLD is 9887T100. ZHLD will continue to trade after the effective date of Merger.

WHEREAS Big Time is a corporation organized and existing under the laws of the State of Delaware. Big Time is an SEC reporting blank check company.

The total number of shares of all classes of capital stock that the corporation has authority to issue is 110,000,000, consisting of : 100,000,000 shares of common stock, $.0001 par value per share, 10,000,000 shares of preferred stock, $.0001 par value. There are 100,000 shares of common stock outstanding. Big Time capital stock does not trade on any exchange or on any electronic quotation system.

WHEREAS the sole director of ZHLD is the sole director of Big Time.

WHEREAS the sole director of each of the Constituent Corporations after careful consideration has declared it advisable and in the best interests of ZHLD to merge ZHLD with and into Big Time and has approved the Agreement pursuant to the provisions of the Delaware General Corporation Law (“DGCL”) upon the terms and conditions set forth in this Agreement.

WHEREAS the majority shareholders of ZHLD are deemed to be the same majority shareholders of Big Time.

WHEREAS the requisite vote of the majority shareholders of the Constituent Corporations have approved the terms and conditions set forth in this agreement by written consent in lieu of a shareholder meeting pursuant to DGCL.

NOW THEREFORE, in consideration of the premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that ZHLD shall be merged with and into Big Time (the “Merger”) upon the terms and conditions set forth below.

ARTICLE 1

PRINCIPAL TERMS OF THE MERGER

1.1	Merger. On the Effective Date (as defined in Section 4.1 below), ZHLD shall be merged with and into Big Time and the separate existence of Big Time shall cease. ZHLD shall be the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) in the Merger by virtue of, and shall be governed by, the laws of Delaware.

1.2	Emerging Growth Company. ZHLD is and will be on the Effective Date an emerging growth company under the JOBS Act. ZHLD shall continue to be deemed an emerging growth company until the earliest of:

(a) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;
(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;
(c) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(d) the date on which such issuer is deemed to be a large accelerated filer, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

(e) until the Company triggers one of the disqualification provisions in Sections 2(a)(19)(A)-(D) of the Securities Act.

1.3 Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of ZHLD as in effect on the date hereof without change unless and until amended in accordance with applicable law.

1.4 Bylaws of the Surviving Corporation. The bylaws of the Surviving Corporation shall be the bylaws of ZHLD as in effect on the date hereof without change unless and until amended or repealed in accordance with applicable law.

1.5 Directors and Officers. At the Effective Date of the Merger, the sole director and officer of each of the constituent corporations in office at the Effective Date of the Merger shall become the sole director and officer, respectively, of the Surviving Corporation, the director and officer to hold office, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL, until his or her successor is duly elected or appointed and qualified. The Surviving Corporation will have the following sole director set forth below:

*Scot Scheer

ARTICLE 2

CONVERSION, CERTIFICATES AND PLANS

2.1 Conversion of Shares. At the Effective Date of the Merger, each of the following transactions shall be deemed to occur simultaneously:

(a)	Big Time Common and Preferred Stock. Each of the outstanding shares of Big Time common stock, $0.001 par value and each share of Big Time designated preferred stock, par value $0.001 per share,(together the “Big Time Stock”), issued and outstanding immediately before the Effective Date and held by ZHLD shall be canceled without any consideration being issued or paid therefor by virtue of the Merger. The then remaining outstanding shares of Big Time Stock issued and outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted, on a one for one basis, into and become validly issued, fully paid and nonassessable shares of the Surviving Corporation’s Class A common stock, $0.000006 par value per share ( “Surviving Corporation Stock”) and each unissued share of Big Time Stock held in Big Time’s treasury shall be canceled without any consideration being issued or paid therefor.

(b) Options. Each option to acquire shares of Big Time Stock outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become an equivalent option to acquire, upon the same terms and conditions, the number of shares of Surviving Corporation Stock that is equal to the number of shares of Big Time Stock the optionee would have received had the optionee exercised such option in full immediately before the Effective Date (whether or not such option was then exercisable) and the exercise price per share under each such option shall be equal to the exercise price per share thereunder immediately before the Effective Date.

(c) ZHLD Stock. Each of the then outstanding shares of ZHLD Class A Common Stock issued and outstanding immediately before the Effective Date and held by Big Time shall be canceled without any consideration being issued or paid therefor.

2.2 Stock Certificates. After the Effective Date, each certificate theretofore representing issued and outstanding shares of Big Time Stock will thereafter be deemed to represent the same number of shares of the Surviving Corporation Stock. The holders of outstanding certificates theretofore representing Big Time Stock will not be required to surrender such certificate to Big Time or the Surviving Corporation.

2.3 Reorganization. For United States federal income tax purposes, the Merger is intended to constitute a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

ARTICLE 3

TRANSFER AND CONVEYANCE OF ASSETS AND ASSUMPTION OF LIABILITIES

3.1 Effects of the Merger. At the Effective Date, the Merger shall have the effects specified in the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Date the Surviving Corporation shall possess all the rights, privileges, powers and franchises, of a public as well as a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the parties to this Agreement; the rights, privileges, powers and franchises of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to each of them on whatever account, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter the property of the Surviving Corporation, as they were of the respective Constituent Corporations, and the title to any real estate, whether by deed or otherwise vested in the Constituent Corporations or either of them, shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of the parties hereto shall be preserved unimpaired, and all debts, liabilities and duties of the respective constituent entities shall subsequently attach to the Surviving Corporation and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.2 Additional Actions. If, at any time after the Effective Date of the Merger, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of Big Time acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation may execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement.

ARTICLE 4

AMENDMENTS; EFFECTIVE DATE

4.1 Approval. This Agreement and the Merger contemplated hereby are subject to approval by the requisite vote of the majority of the shareholders by written consent in lieu of a shareholder meeting, of the Constituent Corporations stockholders in accordance with the DGCL and compliance with the requirements of law, including the securities laws of the United States. As promptly as practicable after the later of (a) approval of this Agreement by the Constituent Corporations stockholders in accordance with applicable law and (b) compliance with applicable securities laws.

The Constituent Corporations authorized sole officer Scot Scheer shall promptly make and execute a Certificate of Merger and shall cause such documents to be filed with the Secretary of State of Delaware in accordance with the laws of Delaware and applicable U.S. federal securities laws. The effective date of the Merger (“Effective Date”) shall be upon acceptance of the Certificate of Merger for filing with the Secretary of State of the State of Delaware. The execution and delivery hereof by Big Time and ZHLD shall constitute the approval and adoption of, and consent to, the Merger Agreement and the transactions contemplated thereby.

4.2 Amendments. The sole Board of Director of each Constituent Corporation may amend this Agreement at any time before the Effective Date, provided, however, that an amendment made subsequent to the approval of the Merger by the stockholders of ZHLD shall not (a) alter or change the amount or kind of shares to be received in exchange for or on conversion of all or any of the shares of Big Time, (b) alter or change any term of the certificate of incorporation of Big Time, except to cure any ambiguity, defect or inconsistency or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of ZHLD Stock.

ARTICLE 5

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated and the Merger abandoned at any time before the filing of this Agreement with the Secretary of State of Delaware, whether before or after stockholder approval of this Agreement, by the consent of the sole Board of Director of ZHLD and Big Time.

5.2 Captions and Section Headings. As used herein, captions and section headings are for convenience only and are not a part of this Agreement and shall not be used in construing it.

5.3 Entire Agreement. This Agreement and the other documents delivered pursuant hereto and thereto, or incorporated by reference herein, contain the entire agreement between the parties hereto concerning the transactions contemplated herein and supersede all prior agreements or understandings between the parties hereto relating to the subject matter hereof.

5.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered to be an original instrument.

5.5 Severability. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected thereby. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

5.7 No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

5.8 Governing Law. This Agreement shall be construed in accordance with the laws of Delaware.

IN WITNESS WHEREOF, ZHLD and Big Time have duly executed this Agreement as of the date first written above.

Z Holdings Group, Inc.
a Delaware corporation

BY:
/s/ Scot Scheer
Name: Scot Scheer
Tile: Chief Executive Officer

Big Time Acquisition, Inc.
a Delaware corporation

BY:
/s/ Scot Scheer
Name: Scot Scheer
Tile: Chief Executive Officer